Follow-Up Materials

03007886

82- SUBMISSIONS FACING SHEET

82-3699

AR/S
12-31-02

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tofaş Türk Otomobil Fabrikası

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 3699 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/2/03

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Financial Statements
Together With Report of Independent Auditors
December 31, 2002

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheets)

ERNST & YOUNG

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
80220 - Şişli
İstanbul - Turkey

Phone: (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish – See Note 34 to the Balance Sheets)

TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

We have audited the balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi ("the Company") as of December 31, 2002 and the related statement of income for the year then ended. Our audit was made in accordance with the generally accepted auditing principles, basis and standards in Turkey issued by the Capital Market Board (CMB), and accordingly included, in connection with the accounts and transactions, tests of accounting records and other auditing procedures and techniques we considered necessary.

The financial statements of the Company for the year ended December 31, 2001 were audited by other auditors who have ceased their operations and whose report dated March 15, 2002 expressed an unqualified opinion on those statements.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Tofaş Türk Otomobil Fabrikası Anonim Şirketi as of December 31, 2002 and the result of its operations in accordance with the generally accepted accounting principles in Turkey issued by Capital Market Board, applied on a consistent basis, except for the matter discussed in Note 11 (e) to the balance sheets, with the preceding year.

As disclosed in the Note 5 to the statement of income, the significant portion of the Company's sales is conducted to its related parties. Furthermore, other significant transactions with Fiat Auto S.p.A. in 2002 are disclosed in Note 11(e) to balance sheet and in Note 5 to the statement of income.

Additional paragraph for convenience translation to English:

As discussed further in detail in Note 34 to the balance sheet, the effects of the differences between CMB accounting and reporting principles and the accounting and reporting principles generally accepted in the countries in which the accompanying financial statements are to be used and International Financial Reporting Standards (IFRS) have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and result of operations in accordance with the accounting principles generally accepted in the countries of users of the financial statements and IFRS. If IFRS had been applied, components of net income and financial position could be materially different than those reflected in the accompanying financial statements. Further, especially due to the effect of hyperinflation, the accompanying financial statements may not provide a suitable basis on which to make comparisons between years.

Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ethem Kutucular
Engagement Partner

March 14, 2003
İstanbul, Turkey

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH
SEE BALANCE SHEET NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001
(Currency-Millions of Turkish lira)

ASSETS

	CURRENT PERIOD (31.12.2002)			PRIOR PERIOD (31.12.2001)		
I- CURRENT ASSETS			594,874,958			426,366,788
A- LIQUID ASSETS		135,273,321			67,774,297	
1- Cash	65,309			16,018		
2- Banks	135,207,171			67,675,095		
3- Checks & Payment Orders Given	-1,112			-2,668		
4- Other Liquid Assets	1,953			85,852		
B- MARKETABLE SECURITIES		16,555,730			0	
1- Government Bonds and Treasury Bills	16,555,730			0		
C- SHORT-TERM TRADE RECEIVABLES		341,774,139			254,305,066	
1- Accounts Receivable	341,843,814			254,180,616		
2- Notes Receivable	15,508			24,580		
3- Deposits and Guarantees Given	4,520			148,551		
4- Discount of Receivables (-)	-89,703			-48,681		
D- OTHER SHORT-TERM RECEIVABLES		7,147,172			6,671,574	
1- Receivables from Shareholders	0			0		
2- Other Short-Term Receivables	7,598,822			6,673,045		
3- Provision for Doubtful Receivables	-451,650			-1,471		
E- INVENTORIES		74,085,023			72,739,532	
1- Raw Materials and Supplies	21,148,081			25,957,610		
2- Work in Process	17,427,314			13,549,904		
3- Finished Goods	4,318,990			9,869,861		
4- Merchandises	16,229,451			16,697,807		
5- Advances Given to Suppliers	14,961,187			6,664,350		
F- OTHER CURRENT ASSETS		20,039,573			24,876,319	
II- NON-CURRENT ASSETS			647,335,482			409,409,999
A- LONG-TERM TRADE RECEIVABLES		44,703			23,013	
1- Deposits and Guarantees Given	44,703			23,013		
B- OTHER LONG-TERM RECEIVABLES		1,114,488			0	
1- Other Long-Term Receivables	1,114,488			0		
C- LONG-TERM FINANCIAL ASSETS		9,131,427			3,037,098	
1- Investments	3,037,098			3,037,098		
2- Subsidiaries	6,094,329			0		
D- PROPERTY, PLANT AND EQUIPMENT		594,055,702			404,236,545	
1- Land	28,663			34,203		
2- Land Improvements	11,979,603			9,045,755		
3- Buildings	94,809,391			59,111,474		
4- Machinery, Installations and Equipment	884,838,024			573,736,826		
5- Motor Vehicles	12,056,925			8,438,499		
6- Furniture and Fixtures	68,278,066			48,749,668		
7- Other Fixed Assets	2,445,921			37,435		
8- Accumulated Depreciation (-)	-483,921,937			-316,330,974		
9- Construction-in-Progress	243,963			7,747,290		
10- Advances Given	3,297,083			13,666,369		
E- INTANGIBLE ASSETS		42,989,162			2,113,343	
1- Research & Development Expenses	32,799,707			0		
2- Other Intangible Assets	10,189,455			2,113,343		
TOTAL ASSETS			1,242,210,440			835,776,787

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH
SEE BALANCE SHEET NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001
(Currency-Millions of Turkish lira)

LIABILITIES AND SHAREHOLDERS' EQUITY

	CURRENT PERIOD (31.12.2002)			PRIOR PERIOD (31.12.2001)		
I- CURRENT LIABILITIES			546,212,406			381,177,339
A- SHORT-TERM BORROWINGS		114,341,582			90,641,964	
1- Bank Borrowings	56,409,636			66,446,640		
2- Current Portion and Interest of Long-Term Debt	57,874,351			24,035,476		
3- Other Financial Borrowings	57,595			159,848		
B- TRADE PAYABLES		393,215,524			257,794,727	
1- Suppliers	393,880,382			258,248,221		
2- Notes Payable	25,088			16,794		
3- Deposits and Guarantees Received	2,248			2,248		
4- Other Trade Payables	166,024			172,432		
5- Discount of Payables (-)	-858,218			-644,968		
C- OTHER CURRENT LIABILITIES		11,471,314			9,782,581	
1- Due to Shareholders	252,854			184,524		
2- Accrued Expenses	2,936,367			2,928,285		
3- Taxes, Stamps and Duties Payable	8,273,180			6,669,772		
4- Other Short-Term Liabilities	8,913			0		
D- ADVANCES TAKEN		0			0	
E- ACCRUED LIABILITIES AND EXPENSES		27,183,986			22,958,067	
1- Taxation on Income	959,812			3,839,297		
2- Other Accrued Liabilities and Expenses	26,224,174			19,118,770		
II- NON-CURRENT LIABILITIES			299,035,293			225,656,262
A- LONG-TERM BORROWINGS		244,143,425			186,150,333	
1- Bank Borrowings	244,143,425			186,150,333		
B- OTHER LONG-TERM LIABILITIES		194,663			0	
1- Other Long-Term Liabilities	194,663			0		
C- ACCRUED LIABILITIES AND EXPENSES		54,697,205			39,505,929	
1- Employee Termination Benefits	54,697,205			39,505,929		
III- SHAREHOLDERS' EQUITY			396,962,741			228,943,186
A- SHARE CAPITAL		170,412,875			170,412,875	
B- SHARE CAPITAL PREMIUM		30,903			30,903	
C- REVALUATION SURPLUS		277,561,001			92,834,351	
1- Revaluation Surplus - Property, Plant and Equipment	277,561,001			92,834,351		
D- RESERVES		36,838,292			34,161,847	
1- Legal Reserves	2,878,985			2,878,985		
2- Special Reserves	2,145,121			293		
3- Extraordinary Reserves	22,762,267			22,762,267		
4- Cost Increase Fund	9,051,919			8,520,302		
E- NET INCOME/(LOSS) FOR THE YEAR		-19,383,540			-598,845	
F- ACCUMULATED DEFICIT		-68,496,790			-67,897,945	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			1,242,210,440			835,776,787

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH - SEE NOTE 34
SEE BALANCE SHEET NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Currency - Millions of Turkish lira)

	CURRENT PERIOD January 01, 2002 - December 31, 2002		PRIOR PERIOD January 01, 2001 - December 31, 2001	
A- GROSS SALES		1,612,377,739		1,159,417,146
1- DOMESTIC SALES	466,992,050		250,899,137	
2- EXPORT SALES	1,103,476,994		883,687,594	
3- OTHER SALES	41,908,695		24,830,415	
B- SALES DISCOUNTS (-)		(86,421,574)		(56,632,907)
1- SALES RETURNS	(14,373,906)		(17,397,236)	
2- SALES DISCOUNTS	(63,615,302)		(34,859,589)	
3- OTHER DISCOUNTS	(8,432,366)		(4,376,082)	
C- NET SALES		1,525,956,165		1,102,784,239
D- COST OF SALES (-)		(1,379,508,142)		(953,192,454)
GROSS PROFIT		146,448,023		149,591,785
E- OPERATING EXPENSES (-)		(149,105,445)		(107,890,131)
1- RESEARCH AND DEVELOPMENT EXPENSES	(11,227,437)		(17,030,618)	
2- MARKETING AND SELLING EXPENSES	(71,829,089)		(39,269,816)	
3- GENERAL AND ADMINISTRATIVE EXPENSES	(66,048,919)		(51,589,697)	
PROFIT FROM MAIN OPERATING ACTIVITIES		(2,657,422)		41,701,654
F- OTHER INCOME FROM OPERATIONS		75,084,809		116,298,257
1- INTEREST AND DIVIDEND INCOME	19,109,406		30,845,497	
2- OTHER INCOME AND GAINS FROM OPERATING ACTIVITIES	55,975,403		85,452,760	
G- OTHER EXPENSE FROM OPERATIONS		(63,741,317)		(137,108,005)
H- FINANCIAL EXPENSES (-)		(27,409,795)		(35,393,273)
1- SHORT-TERM FINANCIAL EXPENSES	(14,610,652)		(26,119,354)	
2- LONG-TERM FINANCIAL EXPENSES	(12,799,143)		(9,273,919)	
OPERATING PROFIT / (LOSS)		(18,723,725)		(14,501,367)
I- INCOME AND GAINS FROM OTHER OPERATING ACTIVITIES		593,487		23,253,391
1- PRIOR PERIOD INCOME AND GAINS	206,397		538,381	
2- OTHER EXTRAORDINARY INCOME AND GAINS	387,090		22,715,010	
J- EXPENSES AND LOSSES FROM OTHER OPERATING ACTIVITIES (-)		(293,490)		(5,511,572)
1- IDLE TIME EXPENSES	0		(5,190,653)	
2- PRIOR PERIOD EXPENSES AND LOSSES	(263,210)		(316,234)	
3- OTHER EXTRAORDINARY EXPENSES AND LOSSES	(30,280)		(4,685)	
INCOME / (LOSS) FOR THE YEAR		(18,423,728)		3,240,452
K- TAXATION ON INCOME		(959,812)		(3,839,297)
NET INCOME / (LOSS) FOR THE YEAR		(19,383,540)		(598,845)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

1. Organization and Nature of Operations :-

Tofaş Türk Otomobil Fabrikası A.Ş. (the Company) is engaged in the manufacturing and assembly of motor vehicles, assembled and semi-assembled products, product groups and engines, parts, spare parts and accessories of these vehicles under the license of Fiat Auto S.p.A. The Company is also engaged in the distribution, trading, selling and providing service for imported motor vehicles, spare parts and accessories of these vehicles which are produced under the license of Fiat Auto S.p.A.

The Company merged with Tofaş Oto Ticaret A.Ş. (Tofaş Oto) which is a publicly traded company by taking it over in accordance with the Turkish Commercial Code Article 451 and Corporate Tax Article 37-39. The acquisition is approved in May 15, 2001 and declared in Trade Registry Gazette in June 13, 2001.

On May 15, 2001, the Company took over the Freezone Branch of Tofaş Oto Ticaret A.Ş. named Tofaş Oto Ticaret Anonim Şirketi İstanbul Deri Serbest Bölge Şubesi (the Branch) located in Desbaş İstanbul Deri Serbest Bölgesi. After the takeover, the title of the Freezone Branch is changed as Tofaş Türk Otomobil Fabrikası Anonim Şirketi İstanbul Deri ve Endüstri Serbest Bölge Şubesi (Desbaş).

In addition, with the decision of Board of Directors dated July 22, 2002, a new branch opened in Tübitak-MAM Teknoloji Serbest Bölgesi with the title of Tofaş Türk Otomobil Fabrikası A.Ş. Tübitak-MAM Teknoloji Serbest Bölgesi (Mam) on August 12, 2002 and with USD 50,000 share capital.

The financial statements of Desbaş as of December 31, 2001 are consolidated in the accompanying financial statements as of December 31, 2001. Furthermore, the financial statements of Desbaş, and Mam as of December 31, 2002 are consolidated in the accompanying financial statements as of December 31, 2002.

2. Shareholders with a Nominal Share of 10% or More of Capital :-

Name of Shareholders	Shareholding percentage (Over issued share capital) %		Shareholding amount Million TL	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Fiat Auto S.p.A.	**37.86**	37.86	**64,511,449**	64,511,449
Koç Holding A.Ş.	**37.59**	37.59	**64,054,151**	64,054,151
Koç Group companies and Koç family	**0.27**	0.27	**457,298**	457,298
Other shareholders and publicly issued capital	**24.28**	24.28	**41,389,977**	41,389,977
	100.00	100.00	**170,412,875**	170,412,875

3. Privileges Given to Shares Representing Capital :-

The shareholders holding A and D group shares have the privilege to choose the candidates for Board of Directors and Board of Auditors and also have the privilege of using preemptive rights in buying each other's shares.

4. Registered Share Capital Limit :-

The Company is subject to registered share capital system. As of December 31, 2002, the limit in respect of registered share capital amount is TL 1 quadrillion (2001- TL 170,412,875 million)

5. Capital Increases and Their Sources During the Year :-

There is no capital increase in the year 2002. In 2001, the Company's capital has been raised from TL 63,504,000 million to TL 170,412,875 million. TL 3,049,192 million of such increase is the capital of Tofaş Oto, the company which was taken over, TL 1,661,958 million of the increase is goodwill, TL 71,247,725 million of the remaining balance is revaluation fund and TL 31,000,000 million is cost increase fund.

6. Marketable Securities Issued During the Year Other Than Share Certificates:-

None (2001 – None).

7. Marketable Securities Issued Which Matured During the Year:-

None (2001 – None).

8. Movements in Property, Plant and Equipment during the Year :-

a) The total cost of property, plant and equipment that is purchased, produced or constructed (including the construction-in-progress) is TL 125,855,852 million (2001 – TL 195,042,743 million).

b) The total cost of property, plant and equipment that is sold or expensed as scrap is TL 2,910,350 million (2001 – TL 35,573,920 million).

c) The revaluation increase on fixed assets in the current period :

	December 31, 2002 Million TL	December 31, 2001 Million TL
Increase in cost (+)	**252,579,343**	155,519,874
Increase in accumulated depreciation (-)	**67,162,761**	63,264,804
Increase in net book value	**185,416,582**	92,255,070

d) Construction-in-progress:

December 31, 2002

Description	Total cost Million TL	Total cost Thousand USD	Incentive certificate date	Incentive certificate no
1- Modernization and renovation (a)	39,759,766	94,666	23.06.1999	3297
2- Modernization and renovation new model development (b)	158,133,920	292,841	27.12.1999	3407
3- Other investments without investment incentive (c)	3,880,072	2,425	-	-

8. (CONTINUED)

Beginning date	Closing date	Current period expenditure Thousand USD	Incentives utilized	Export commitment Thousand USD	Completion percentage (%)
(a) 01.05.1999	31.12.2002	-	1- Investment allowance of 100% 2- Exemption from customs duties and collective housing fund 3- Exemption from VAT	-	40
(b) 07.12.1999	31.12.2003	24,438	1- Investment allowance of 200% 2- Exemption from customs duties and collective housing fund 3- Exemption from VAT 4- Exemption from other funds and deductions	150,000	75
(c) 01.01.2002	31.12.2002	2,425	-	-	-

December 31, 2001

Description	Total cost Million TL	Total cost Thousand USD	Incentive certificate date	Incentive certificate no
1- Modernization and renovation (a)	39,759,766	94,666	23.06.1999	3297
2- Modernization and renovation new model development (b)	158,133,920	292,841	27.12.1999	3407
3- Other investments without investment incentive (c)	738,049	625	-	-

8. (CONTINUED)

Beginning date	Closing date	Current period expenditure Thousand USD	Incentives utilized	Export commitment Thousand $	Completion percentage (%)
(a) 01.05.1999	31.12.2001	167	1- Investment allowance of 100% 2- Exemption from customs duties and collective housing fund 3- Exemption from VAT	-	40
(b) 07.12.1999	31.12.2003	47,955	1- Investment allowance of 200% 2- Exemption from customs duties and collective housing fund 3- Exemption from VAT 4- Exemption from other funds and deductions	150,000	64
(c) 01.01.2001	31.12.2001	625	-	-	-

Investment Incentive Certificates:

Incentive No.3297

'Special Terms' Section of the Incentive Certificate	Financing of Investment (Thousand USD)	
In accordance with the incentive, the Company's share capital will be increased by an additional TL 15,904,000 million in cash. However, if the approved financial statements of the Company reflects adequate funds, this condition will be checked. Following the completion of the investment, evaluation will be performed by experts in accordance with Communique 98/1, Article 31.	**3297 Incentive**	**94,666**
	1- Shareholders' equity	37,866
	2-External funds	
	- Long-term loans	56,800

8. (CONTINUED)

Incentive No.3407

'Special Terms' Section of the Incentive Certificate	Financing of Investment (Thousand USD)	
In accordance with the incentive, the Company's share capital will be increased by an additional TL 44,000,000 million in cash. However, if the approved balance sheet of the Company reflects adequate funds, this condition will be checked. During completion of investment, the amount of the investment shall correspond to the equivalent of USD 250,000,000. Otherwise, the investment incentive to be applied will be 100%. If violation against decree no.98/10755 article 10, dated February 23,1998 and the related Communique no.99/1 Article 19 dated June 23, 1999 is noted, the certificate and/or the transactions will be cancelled. After the completion, evaluation will be performed by experts in accordance with Communique 98/1, Article 31.	**3407 Incentive**	**292,841**
	1- Shareholders' equity	81,442
	2-External funds	
	- Long-term loans	211,399

9. Investment Allowances to Be Utilized During the Current and Following Periods :-

As of December 31, 2002, the Company has TL 930,243,338 million (2001 – TL 532,544,961 million) of unused investment allowance that will be used in future years. The Company has utilized investment allowance amounting to TL 4,760,559 million during the current period (2001 – TL 19,390,388 million).

10. Related Party Balances:-

For the purpose of these financial statements, shareholders of the Company and Koç Group companies having direct or indirect management or shareholding relationships with Koç Holding A.Ş. and the companies known to be related to Fiat Auto S.p.A. are considered and referred to as related companies.

Trade related:	December 31, 2002		December 31, 2001	
	Receivables Million TL	Payables Million TL	Receivables Million TL	Payables Million TL
Shareholders:				
Fiat Auto Group	244,933,951	274,632,239(*)	189,447,124	178,838,009(*)
Investments:				
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	-	559,650	-	741,398
Group companies:				
Birmot Birleşik Motor San. ve Tic. A.Ş..	34,313,946	1,559	24,888,653	-
Powertrain Mek. San. ve Tic. Ltd. Şti.	2,774,871	9,579,676	1,377,872	2,897
Comau S.p.A.	5,713,465	4,667,522	3,098,926	1,298,338
Kofisa Trading S.A.	-	120,183	74,563	260,339
Mako Elektrik San. ve Tic. A.Ş.	-	6,411,006	-	4,527,153
Döktaş Dökümcülük San. ve Tic. A.Ş.	-	817,833	-	550,387
Magnetti Marelli S.p.A.	-	212,651	-	90,969
Matay Otomotiv Yan Sanayi A.Ş.	-	6,550,737	-	6,023,609
Other	347,565	1,245,344	897,485	1,112,935
	43,149,847	29,606,511	30,337,499	13,866,627
Total	288,083,798	304,798,400	219,784,623	193,446,034

(*)Although the Company has presented the payables due to Fiat Auto S.p.A. arising from its imports in 2002 as trade payables, Fiat Auto collects the discounted amounts of such letter of credits opened via banks prior to their due dates. The Company will pay the discounted amount of TL 107,757,021 million (2001 - TL 149,691,240 million) on the due dates to the related banks.

10. (CONTINUED)

Non-Trade:	December 31, 2002		December 31, 2001	
	Receivables Million TL	Payables Million TL	Receivables Million TL	Payables Million TL
Shareholders:				
Koç Holding A.Ş.	-	251,866	-	183,493
Dividends Payable to Shareholders	-	988	-	1,031
	-	252,854	-	184,524
Subsidiaries:				
Koç Fiat Kredi Tüketici Finansmanı A.Ş.	1,906,396	-	5,778,367	32,433
	1,906,396	-	5,778,367	32,433
Related parties:				
Koçbank A.Ş. (*)	43,621,347	18,786	48,601,506	1,242,992
Vehbi Koç Vakfı	2,002	-	61,526	-
Koratrade MTMC Ltd. (*)	16,367,848	-	3,518,667	-
Koç Yardımlaşma Vakfı	-	476,336	-	330,638
Koç Allianz Sigorta A.Ş.	-	158,978	-	86,347
Ram Sigorta Aracılık Hizmetleri A.Ş.	-	388,235	-	-
Koç Tüketici Finansman ve Kart Hiz. A.Ş.	-	56,637	-	263,282
Targa Servis S.r.L.	-	1,236,232	-	584,068
	59,991,197	2,335,204	52,181,699	2,507,327
Total	61,897,593	2,588,058	57,960,066	2,724,284

(*) Included in banks account in the accompanying balance sheet.

11. Basis of Presentation of Financial Statements :-

a) Accounting policies applied

The Company, maintains its books of account and prepares its statutory financial statements in accordance with the Turkish commercial practice and tax legislation. Within this perspective, the accounting and reporting principles are based on the principles and rules set forth in the communiques and the related explanations of Capital Market Board (CMB) (from hereon to be referred as "generally accepted accounting principles issued by CMB") and the Uniform Chart of Accounts issued by the Ministry of Finance. Accordingly, the Company prepares its financial statements in accordance with Turkish commercial practice and tax legislation and generally accepted accounting principles issued by CMB.

b) Inventories

Inventories are valued at the lower of acquisition cost or net realizable value. Costs of inventories, except for finished goods, are determined according to the monthly moving average basis and cost of finished goods is determined according to First-in first-out (FIFO) method.

c) Long-term financial assets

Subsidiaries are valued at net cost. The Company values its long-term financial assets using acquisition cost plus the bonus shares resulting from share capital increases due to internal sources of long-term financial assets. Nominal values of bonus shares resulting from internal sources are included in increase in value of participations fund.

d) Property, plant and equipment

Property, plant and equipment are carried at acquisition cost plus revaluation increments (except land), which is computed by applying to acquisition costs indices and procedures in accordance with Law No. 3094. Depreciation is based on revalued amounts, except for buildings, and depreciation for buildings is computed by taking the acquisition cost as the basis. The Company used the revaluation rate of 59% (2001 – 53.2 %) in the accompanying financial statements as of December 31, 2002.

The capitalized financial expenses and the foreign exchange losses related to the fixed asset purchases in 2002 is amounted to TL 12,168,203 million (2001- TL 49,037,377 million).

Financial expenses arising from the loans obtained to finance construction and purchasing of tangible fixed assets that have been capitalized in previous periods and current year foreign exchange losses related to long term borrowings obtained to purchase previously capitalized assets, have been capitalized in costs of the related tangible fixed assets.These capitalized foreign exchange losses are amortized within the remained useful lives of the related fixed assets. Such capitalized amount is TL 60,304,331 million (2001- TL 77,704,366 million) and TL 9,350,787 million (2001- TL 11,094,394 million) of this capitalization is booked as depreciation expense in the accompanying income statement.

Depreciation is calculated using the straight line depreciation method based except for the buildings. (Before 1998, double declining depreciation method was being used). Building depreciation is calculated using double declining depreciation method based on the lifetimes indicated in the table below.

11 (CONTINUED)

	1982 and before	Between 1983 and 1994 (excluding 1992)	In 1992 and between 1995 and 1997	Beginning from 1998
Buildings	25-50 years	25-50 years	25-50 years	25-50 years
Land improvements	10-25 years	4 years	5 years	8 years
Machinery, plant and equipment	7-12 years	4 years	5 years	8 years
Motor vehicles	7 years	4 years	5 years	8 years
Furniture and fixtures	5-50 years	4 years	5 years	8 years
Others	4 years	4 years	5 years	8 years

For the fixed assets excluding buildings which are taken over from Tofaş Oto as of May 15, 2001, depreciation is calculated with double declining method over the revalued amounts based on the following periods:

Buildings	5 – 50 years
Land improvements	5 – 25 years
Machinery, plant and equipment	5 years
Motor vehicles	5 years
Furniture and fixtures	5 years

For all fixed assets (excluding motor vehicles), a full year's depreciation is provided. For motor vehicles, pro-rata depreciation method is applied.

Leasehold improvements are depreciated during the related rent contract period (30 years).

e) Intangible assets

Goodwill resulting from the merger with Tofaş Oto in the amount of TL 1,611,958 million, and from the purchase of 51% shares of Koç Fiat Tüketici Finansmanı A.Ş. in July, 2002 amounting to TL 8,905,756 million, would be amortized in 5 years with the rate of 20%.

Additionally, in the year 2002, the Company signed two separate technical assistance and licence agreements with Fiat Auto. Based on these new agreements, Fiat Auto invoiced technical assistance fee for the new model improvement and production, amounting to EURO 26,364,202. The Company has capitalized the TL equivalents of the related invoices amounting to TL 40,999,634 million in the intangible fixed assets as research and development expenses in the accompanying financial statements as of December 31, 2002 by changing its accounting policies. As a result of this policy change, which is consistent with the generally accepted accounting principles of CMB, the capitalized amount will be amortized over 5 years with equal portions. The amortization of the year 2002 amounting to TL 8,199,926 million is reflected in the accompanying income statement of December 31, 2002.

f) Marketable securities

Marketable securities are stated at acquisition cost and represent Turkish government bonds and treasury bills. The income accrued between the purchase date and the balance sheet date of the total interest income at the maturity date obtained from Marketable Securities, has been booked as income by using the internal rate of return.

11. (CONTINUED)

g) **Foreign currency transactions**

Transactions in foreign currencies during the period are translated into Turkish Lira at the exchange rates prevailing at the dates of such transactions. In the balance sheets as of December 31, 2002 and 2001, assets denominated in foreign currencies are translated at the buying exchange rates of the Central Bank of Turkey prevailing at the balance sheet date, and liabilities denominated in foreign currencies are translated at the selling exchange rates (except trade payables of Freezone Branch – Please see Note 30 to the Balance Sheets) of the Central Bank of Turkey, in accordance with the declaration of CMB No.824 dated January 25, 2000. Foreign exchange gains and losses arising from settlement and translation of foreign currency items are included in the related income and expense accounts, as appropriate.

h) **Employee termination benefits**

Employee termination benefits, as required by Turkish Labor Law, are recognized in the accompanying financial statements as they are earned.

The total employment termination reserve of the Company as of December 31, 2002 is TL 54,697,205 million (2001 – TL 39,505,929 million). The increase in the current year amounting to TL 15,191,276 million (2001 – TL 17,055,379 million) is included in "general and administrative expenses" in the accompanying financial statements.

The announced retirement pay liability ceiling is TL 1,260.15 million as of December 31, 2002 (2001 – TL 978.02 million).

i) **Other balance sheet items**

Other balance sheet items are principally reflected at their recorded values. Due-dated cheques amounting to TL 3,761,644 million (2001- TL 2,396,161 million) is reflected in the accounts receivable account in the accompanying financial statements.

j) **Warranty expense provision**

The Company provides first maintenance service free of charge for the cars sold and also provides service free of charge during the first two-year period of warranty. As of December 31, 2002 the Company provides provision amounting of TL 9,127,959 million (2001 – TL 5,816,512 million) for the first maintenance service and for the possible expenses that can occur within the warranty period.

This provision is reflected under the reserve for other payables and expenses in the accompanying balance sheet and under the marketing, selling and distribution account in the income statement.

Export sales of the Company are not under a warranty commitment.

k) **Sales**

Sales revenue is recognized when the deliveries are made.

11.(CONTINUED)

l) Receivables and payables

Receivables and payables are stated at their recorded values, and receivables and payables with due dates more than 3 months are discounted. As of December 31, 2002 and 2001, due-dated cheques, notes receivables and notes payables are discounted at 64% (2001 – 70%) which is the predetermined discount rate of the Central Bank.

The payables in foreign currency with due dates more than 3 months are discounted at EURIBOR rate as of December 31, 2002.

m) Consolidation of Freezone Branch

As of December 31, 2002 financial statements of the Freezone Branches are consolidated to the financials of the Company's financial statements. Since the financial statements of the İstanbul Deri Serbest Bölge Şubesi as of December 31, 2002 are in EURO, and the financial statements of TÜBİTAK – MAM Teknoloji Serbest Bölgesi are in USD, all the balance sheet accounts are translated into Turkish Lira with the buying exchange rates of the Central Bank of Turkey prevailing at the balance sheet date and the income statement accounts are translated at the monthly average rates of Central Bank. The foreign exchange loss of TL 24,689 million which is due to this valuation is reflected in the expenses and losses from other operating activities. All of the receivable/payable balances and income/expense accounts which are due to the trade relationships between the branches and the Company are subject to elimination. For the period between January 1 – May 15, 2001, the results of the operations of the Branch, which was consolidated to Tofaş Oto before the take-over, are reflected in the "accumulated deficit" account in the accompanying balance sheet.

n) Provision for taxes

The corporate tax rate (including funds) was set as 33%.

The Company will no longer be liable for additional withholding tax, except for the 33% of corporate tax, unless it has distributed any profits. If the Company distributes its profit, the computed withholding tax rate over distributed profit will be 16.5 % including the fund (5.5 % for the publicly listed companies).

For the gains that are exempt from corporate tax, the computed withholding tax rate including fund (except the participation gain exemption) will be % 19.8 (applicable also for the publicly listed companies) regardless of the profit being distributed or not.

In case of the profit being added to share capital, the transaction will not be considered as profit distribution, and no withholding tax will be applied.

The company is required to pay an advance tax at the rate of 25% over its financial statements prepared for the 3 months period, and to pay the amount within 45 days, which can be off-set against the corporate tax calculated at year-end.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. The Company's does not have accumulated losses, which would be carried to the following period.

12. Subsequent Events to be Disclosed:-

A- Issues Requiring Adjustments:-

a) Accounting mistakes and misleads recognized after the balance sheet date

None.

b) Purchase cost and sales revenues determined after the balance sheet date

None

c) Decrease in value of assets determined after the balance sheet date

None.

d) Decrease in value of affiliates and subsidiaries determined after the balance sheet date

None.

e) Events affecting the estimation of net realizable value of inventories

None.

f) Bankruptcy of debtors or negotiations with debtors over debt balances

None.

g) Indemnifications received from insurance companies

None.

h) Change in tax rates

None.

i) Similar issues

None.

B- Issues Requiring Explanation:-

a) Acquisitions and mergers

None.

12.(CONTINUED)

b) Changes in the structure, or the operations of the company

As a result of the Board of Directors dated December 25, 2002, the Company has decided to close the one of the branches of the Company, Tofaş Türk Otomobil Fabrikası A.Ş. İstanbul Deri ve Endüstri Serbest Bölge Şubesi within the year 2003.

c) Decrease in value of assets after the balance sheet date

None.

d) Capital increases and significant marketable securities issued

None

e) Significant fixed asset purchases or sales, investments in new companies or new shareholders

None.

f) Strikes or other disputes

None.

g) Increase in the legal limit for employee termination benefits

As of January 1, 2003, the severance pay ceiling has been increased to TL 1,323.95 million per year of employment.

h) Similar issues

None.

13. Contingent Income and Losses: -

a) Legal suits in favor of the Company

As of December 31, 2002 the total amount of the legal suits filed by the Company is TL 170,597 million. (2001- TL 99,480 million).There are two competition violation legal suits in favour of the Company.

b) Legal suits against the Company

As of December 31, 2002, there are legal suits amounting to TL 315,922 million being brought against the Company (2001- TL 369,751 million). As of December 31, 2002 the Company has provided a provision amounting to TL 103,131 million for these cases and their interests (2001- TL 96,693 million).

There are 11 legal suits (2001-23) being held against the Company for car changes of which the amounts will be finalized at the end of the legal suits.

13.(CONTINUED)

c) Notes receivable endorsed to suppliers

None.

d) Indemnifications in favor of the Company

None.

e) Suretyships and letters of guarantee given

Description	December 31, 2002 Million TL	December 31, 2001 Million TL
Customs guarantees	663,971	11,213,513
Turkish Industrial Development Bank	117,300	290,820
Eximbank	19,460,000	-
Tax guarantees	7,349,924	3,788,369
Bidding collaterals	11,668	11,945
Other	128,193	645,220
	27,731,056	15,949,867

f) Intentions and preparations aimed at expropriation of assets

None.

g) Similar issues

None.

14. Changes in the Accounting Estimates Which May Have a Material Effect on the Profitability Ratios of the Company and Their Monetary Effects :-

None.

15. Mortgages or Restrictions on Assets:-

As of December 31, 2002 and 2001, the Company does not have any mortgages or restrictions on its assets.

16. Total Insurance Coverage on Assets :-

December 31, 2002

Type of asset	Insurance company	Amount subject to insurance Million TL	Book value Million TL	Beginning date	Ending date
Buildings	Koç Allianz	190,778,232	94,809,391	01/01/2002	31/12/2002
Buildings	Anadolu Sigorta	38,070	"	01/01/2002	31/12/2002
Buildings	Ak Sigorta	4,131	"	01/01/2002	31/12/2002
Machinery	Koç Allianz(*)	170,158,157	884,838,024	01/01/2002	31/12/2002
Machinery	Anadolu Sigorta	152,280	"	01/01/2002	31/12/2002
Machinery	Ak Sigorta	16,524	"	01/01/2002	31/12/2002
Inventory	Koç Allianz	50,996,431	42,189,340	01/01/2002	31/12/2002
Furniture and fixtures	Koç Allianz	27,745,480	68,278,066	01/01/2002	31/12/2002
Motor vehicles	Koç Allianz	7,993,637	12,056,925	01/01/2002	31/12/2002
		447,882,942			

December 31, 2001

Type of asset	Insurance company	Amount subject to insurance TL Million	Book value Million TL	Beginning date	Ending date
Buildings	Koç Allianz	70,618,500	59,111,474	01/01/2001	31/12/2001
Buildings	Anadolu Sigorta	38,070	"	01/01/2001	31/12/2001
Buildings	Ak Sigorta	2,430	"	01/01/2001	31/12/2001
Machinery	Koç Allianz (*)	233,838,000	573,736,826	01/01/2001	31/12/2001
Machinery	Anadolu Sigorta	152,280	"	01/01/2001	31/12/2001
Machinery	Ak Sigorta	9,720	"	01/01/2001	31/12/2001
Inventory	Koç Allianz	33,438,634	48,938,978	01/01/2001	31/12/2001
Furniture and fixtures	Koç Allianz	14,489,835	48,746,622	01/01/2001	31/12/2001
Motor vehicles	Koç Allianz	5,616,040	8,438,499	01/01/2001	31/12/2001
		358,203,509			

(*) The machinery which are utilized in Doblo production are insured by Fiat Auto S.p.A.

17. Total Guarantees and Mortgages Received for Receivables :-

As of December 31, 2002, total amount of mortgages and other guarantees obtained for receivables is TL 50,720,017 million (2001 – TL 38,448,455 million).

18. Commitments and Contingencies:-

As of December 31, 2002 and 2001, the Company does not have letter of credit given as commitment and contingencies.

Letters of guarantees and notes given as collaterals are explained in Note 13 (e) to the balance sheets.

19. Blocked Deposits at Banks:-

None.

20. Market Value of Marketable Securities and Financial Assets Carried at Cost and Carrying Value of Marketable Securities and Financial Assets Shown at Market Value:-

a)- As of December 31, 2002, public sector bonds and treasury bills that are included in marketable securities with a purchase value amounting to TL 14,324,868 million are reflected to the balance sheet TL 16,555,730 million with an income accrual of TL 2,230,862 million. As of December 31, 2002, the market value of such securities is TL 16,768,630 million.

b)- Long-term financial assets carried at cost in the balance sheet:

	Nominal Value Million TL		Acquisition Cost Million TL		Traded in Stock Exchange
Participations	2002	2001	2002	2001	
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	1,099,000	1,099,000	3,037,098	3,037,098	None
Subsidaries					
Koç Fiat Kredi Tüketici Finansmanı A.Ş.	15,300,000	-	6,094,329	-	None

The company has acquired 51% of total shares of Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK) which are at a nominal value of TL 15,300,000,000,000 at a price of 51 USD. On July 31, 2002 the Company has paid the required amount of TL 15 trillion for the cash need to decrease the accumulated deficit of KFK. The goodwill amount (TL 8,905,756 million), which is the positive difference between the fair value of the KFK's net assets calculated as of July 31, 2002 (TL 6,094,329 million) and the corresponding acquisition cost (TL 15,000,085 million) is included in other intangible assets account. Such goodwill will be amortized in 5 years.

21. Marketable Securities Issued By Shareholders, Investments and Associates:-

None.

22. Details of the 'Other' Items in Balance Sheets Which Exceed 20% of the Respective Component or 5% of the Total Assets:-

	December 31, 2002 Million TL	December 31, 2001 Million TL
a) Other short-term receivables		
Taxes and funds to be netted off or to be refunded	1,317,909	3,230,156
Receivables from moulds	5,807,612	3,098,926
Receivables from personnel	18,390	5,988
Doubtful receivables	451,649	1,471
Other receivables	3,262	336,504
	7,598,822	**6,673,045**
b) Other non-current assets		
Non-current assets	1,978,217	1,522,334
Goodwill	10,195,322	1,956,554
Others	7,820	7,820
Accumulated amortization (-)	(1,991,904)	(1,373,365)
	10,189,455	**2,113,343**
c) Other accrued liabilities and expenses		
Warranty expense provision	9,127,959	5,816,512
Deferred income related with mould sales	7,115,508	4,672,875
Provision for royalty expense	6,110,380	2,843,175
Provision for personnel expenses	2,316,349	1,397,704
Benefits from third parties	277,363	3,457,071
Provision for sales discounts and expenses	1,236,175	-
Others	40,440	931,433
	26,224,174	**19,118,770**
d) Other income from operations		
Foreign exchange gain	18,580,250	66,251,327
Research and development incentive premium	3,057,973	1,608,368
Discount income	177,916	644,968
Expenses invoiced to Fiat Auto	27,075,016	13,332,798
Expenses invoiced to Powertrain	3,114,848	798,790
Rent income	1,645,275	731,538
Others	2,324,125	2,084,971
	55,975,403	**85,452,760**
e) Expenses from other operations		
Foreign exchange loss	61,174,217	134,246,616
Others	2,567,100	2,861,389
	63,741,317	**137,108,005**

22.(CONTINUED)

f) Other extraordinary income

Income on sale of inventory and fixed assets of Powertrain	-	19,337,683
Gain on sale of fixed assets	387,090	2,630,104
Gain on sale of Samoto shares	-	302,331
Others	-	444,892
	387,090	22,715,010

23. Receivables From and Payables to Personnel Included under Other Receivables and Other Long or Short-Term Liabilities Accounts and Exceeding 1%:-

None.

24. Doubtful Receivables Due from Shareholders, Affiliated Companies:-

None.

25. Provisions Booked For Doubtful Receivables:-

As of December 31, 2002, the Company has a doubtful receivable that the maturity arrived and does not collected yet amounting to TL 451,650 million (2001-1,471 million).

26. The Breakdown of Investments and Subsidiaries Having an Indirect Shareholding and Management Relationship With The Company and The Participation Rates And Amounts Of These Investments And Subsidiaries:-

Investments	Share capital amount Million TL	Shareholding percentage %	Shareholding amount Million TL	Loss for the period Million TL
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	7,850,000	14	3,037,098	26,777,899
Koç Fiat Kredi Tüketici Finansmanı A.Ş.	30,000,000	51	6,094,329	(2,357,086)(*)

The financial statements of these companies have not been prepared in conformity with CMB principles. The IAS financial statements of Entek Elektrik Üretimi Oto Prodüktör Grubu A.Ş. have been audited. Furthermore, IAS financial statements of Koç Fiat Kredi Tüketici Finansmanı A.Ş. have been audited as well for Koç Holding A.Ş. consolidation. At the issue date of this report, the audit of these companies were not finalized yet.

(*) The loss of the company is amounting TL 5,661,926 million as of July 31, 2002.

27. Bonus Shares Obtained through Internally Funded Capital Increases of Investments and Associates :-

None.

28. Real Rights on Tangible Assets:-

None.

29. Revaluation of Fixed Assets in the Last Three Years :-

Year	Revaluation amount Million TL
December 31, 2002	185,416,582
December 31, 2001	92,255,070
December 31, 2000	46,021,496

30. Foreign Currency Assets and Liabilities:-

December 31, 2002

Foreign Currency Denominated Assets

	Amount Thousand	Foreign currency	Foreign exchange rate	TL equivalent Million TL
a-Cash	22	USD	1,634,501	36,657
	10	EURO	1,703,477	16,265
b-Banks	53,363	EURO	1,703,477	90,903,047
	11,502	USD	1,634,501	18,800,627
c-Export receivables	4,313	USD	1,634,501	7,049,936
	146,992	EURO	1,703,477	250,398,005
d-Other receivables	257	EURO	1,703,477	437,167
Total				367,641,704

30.(CONTINUED)

Foreign Currency Denominated Liabilities (Bank loans)

Foreign currency type	Principal amount (Foreign currency) Thousand	Interest (Foreign currency) Thousand	Foreign exchange rate	TL equivalent principal+Interest Million TL
USD	21,518	407	1,642,384	36,008,315
EURO	174,138	2,982	1,711,693	303,175,405
				339,183,720

Foreign Currency Denominated Liabilities

	Amount Thousand	Foreign currency type	Foreign exchange rate	TL equivalent Million TL
a-Suppliers	155,774	EURO	1,711,693	266,637,952
	9	GBP	2,632,577	24,197
	23	USD	1,642,384	37,800
b-Freezone Branch Trade Payables (see note 11g)	2,576	EURO	1,703,477	4,388,264
c- Other payables	303	USD	1,642,384	497,190
	10,765	EURO	1,711,693	18,426,701
TOTAL				290,012,104

30.(CONTINUED)

December 31, 2001

Foreign Currency Denominated Assets

	Amount (Thousand)	Foreign currency type	Foreign exchange rate	TL equivalent Million TL
a-Cash	6	USD	1,439,567	8,961
b-Banks	14,926	EURO	1,268,115	18,927,852
	7,184	USD	1,439,567	10,342,926
	63	ITL	654.93	41
	3	DEM	648,377	1,872
c-Export receivables	7,582	USD	1,439,567	10,915,164
	115	DM	648,377	74,563
	143,809	EURO	1,268,115	182,365,942
d-Other receivables	215	EURO	1,268,115	272,351
	17,118	ITL	654.93	11,211
	187	USD	1,439,567	269,013
				223,189,896

Foreign Currency Denominated Liabilities (Bank loans)

Foreign currency type	Principal Amount (Foreign currency) Thousand	Interest (Foreign currency) Thousand	Foreign exchange rate	TL equivalent Principal+Interest Million TL
USD	30,000	1,409	1,446,510	45,433,901
EURO	176,535	3,822	1,274,231	229,815,926
Total				275,249,827

30.(CONTINUED)

Foreign Currency Denominated Liabilities

	Amount Thousand	Foreign currency type	Foreign exchange rate	TL equivalent Million TL
a-Payables from imports	385	DEM	651,504	250,840
	18,250,161	ITL	658.09	12,010,249
	24,363	ESP	7,658	186,573
	134,189	EURO	1,274,231	170,988,272
	201	FRF	194,255	38,971
	41,852	JPY	11,045	462,261
	9	STR	2,092,377	19,119
b-Freezone Branch	4,096	EURO	1,268,115	5,194,217
c- Other payables	1,625,000	ITL	658.09	1,069,396
	721	USD	1,446,510	1,042,560
	9,867	EURO	1,274,231	12,571,626
	29	DM	651,504	18,673
				203,852,757

31. Guarantee, Commitments and Securities Given for Shareholders' Affiliates and Subsidiaries:-

None.

32. Average Number of Employees :-

	2002	2001
Average number of employees at the beginning of the period	**5,064**	**4,843**
Administrative personnel (not unionised)	889	771
Other Personnel (unionized)	4,175	4,072
Average number of employees at the end of the period	**4,395**	**5,064**
Administrative personnel (not unionised)	875	889
Other personnel (unionized)	3,520	4,175

33. Other Significant Matters Which May Have A Material Effect on the Financial Statements :-

a) The 2001 losses of Tofaş Oto until its transfer amounting TL 37,846,494 million is recorded at the balance sheet as prior period losses. Consequently, the activities of Tofaş Oto until its transfer date is reflected at the balance sheet with net figures.

33.(CONTINUED)

b) The Fund Flows, Cash Flows, Cost of Sales and Profit Appropriation Statements prepared by the Company as of the CMB rules are submitted respectively at Appendix-1, Appendix 2, Appendix-3 and Appendix-4.

34. Explanation Added For Convenience Translation to English

As indicated in Note 11, these financial statements are prepared and presented in accordance with the generally accepted accounting principles issued by Turkish CMB. Such accounting and reporting principles differ from the accounting principles generally accepted in the other countries in which the accompanying financial statements may be distributed and from International Financial Reporting Standards (formerly referred to as International Accounting Standards ("IAS")) issued by the International Accounting Standards (IAS) Committee, principally with respect to the presentation of financial statements, accounting for the effects of hyperinflation, capitalization of financial expenses, depreciation, deferred taxation and certain accruals. The effects of such differences have not been quantified herein. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position, fund flows and cash flows in accordance with accounting principles generally accepted in such countries and IFRS. If IFRS had been applied, components of net income and financial position could be materially different than those reflected in the accompanying financial statements. Further, especially due to the effect of hyperinflation, the accompanying financial statements may not provide a suitable basis on which to make comparisons between years.

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS
ORIGINALLY ISSUED IN TURKISH - SEE NOTE 34 TO THE BALANCE SHEETS

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
NOTES TO STATEMENTS OF INCOME
FOR THE PERIOD ENDED DECEMBER 31, 2002 AND 2001

1. Depreciation and Amortization Expenses for the Period

	December 31, 2002 TL Million	December 31, 2001 TL Million
a) Depreciation expense	101,375,539	74,797,176
aa)Normal depreciation expense	74,122,760	57,989,407
ab)Depreciation expense due to revaluation	27,252,779	16,807,769
b) Amortization	9,499,447	540,178
Total	110,874,986	75,337,354

2. Discount and Provision Expenses for the Period: -

	December 31, 2002 TL Million	December 31, 2001 TL Million
Provision for employee termination benefits	15,191,276	17,055,379
Provision for warranty expenses	9,127,959	5,816,512
Provision for financial expenses (Including the provisions for long term borrowings interest)	7,431,467	6,884,602
Provisions for royalty license and personnel expenses	8,426,729	4,240,878
Provisions for sales discounts and expenses	1,236,175	-
Provision for benefits from third parties and administrative expenses	277,363	3,457,071
Provision for purchase costs	-	407,795
Provisions for discount expenses	89,703	49,714
Others	40,440	445,833
Total	41,821,112	38,357,784

(*) See Balance Sheet note 11(h).

3. Financial Expenses for the Period :-

December 31, 2002

	Foreign Exchange Losses TL Million	Financial Expenses TL Million
Capitalized through cost of production	-	-
Capitalized on fixed assets	70,940,477	1,532,057
Expensed in the income statement	11,174,676	16,235,119
Sub total	82,115,153	17,767,176
Total		99,882,329

3.(CONTINUED)

December 31, 2001

	Foreign Exchange Losses TL Million	Financial Expenses TL Million
Capitalized through cost of production	-	-
Capitalized on fixed assets	121,673,675	5,068,068
Expensed in the income statement	15,003,974	20,389,299
Sub total	136,677,649	25,457,367
Total		162,135,016

4. Amount of Financial Expenditures Related to Shareholders, Affiliates, Subsidiaries and Related Parties: -

December 31, 2002

Company		Type of Utilization	Amount TL Million	Terms of Interest	Interest Rate (%)	Percentage in Total (%)
Koçbank	Group Company	Direct	198,743	-	-	100
Total			198,743			

December 31, 2001

Company		Type of Utilization	Amount TL Million	Terms of Interest	Interest Rate (%)	Percentage in Total (%)
Koçbank	Group Company	Direct	287,509	-	-	0.17
Total			287,509			

5. Sales and Purchases With Related Parties:-

a) Sales

	December 31, 2002 TL Million	December 31, 2001 TL Million
Fiat Auto S.p.A.- Export sales(***)	1,077,822,001	852,556,767
Birmot Oto A.Ş. – Domestic sales(**)	211,467,033	83,760,096
Tofaş Oto - Domestic sales (*)	-	39,596,135
Powertrain – Service Sales	4,297,447	-
Ford Otosan A.Ş. – Malzeme Satışı	1,245,773	409,863
Döktaş Dökümcülük Tic. ve San. A.Ş.- Scrap sales	227,316	199,713
Other related parties – Spare part sales	32,261	66,840
Mako Elektrik Tic. ve San. A.Ş.- Material sales	3,997	25,071
Birmot A.Ş. – Sales returns (**)	(27,881,204)	(20,003,191)
Tofaş Oto – Sales returns (*)	-	(2,733,947)
Other related parties – Sales returns	(28,446)	(25,291)
Total	**1,267,186,178**	**953,852,056**

(*) Transactions with Tofaş Oto are for the period between January 1 – May 15, 2001.
(**) Transactions with Birmot Oto A.Ş. include the transactions with Koç Group Dealers between 01.01.2001-31.12.2001
(***) Such amount does not include the services invoices billed to Fiat Auto S.P.A in 2002 amounting TL 27,075,016 million, which is included in the other operational income account.

b) Purchases

	December 31, 2002 TL Million		December 31, 2002 TL Million	
Domestic Purchases	**Material**	**Service**	**Material**	**Service**
Tofaş Oto Ticaret A.Ş(*)	-	-	-	820,875
Mako Elektrik Ticaret ve San. A.Ş.	43,012,992	-	27,522,578	-
Döktaş Dökümcülük Ticaret ve San.A.Ş.	5,998,847	-	5,177,084	-
Matay Otom.Yan San. A.Ş.	48,676,837	-	30,873,151	-
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	11,896,523	-	9,055,021	-
Other	11,002,308	13,460,383	6,566,671	23,571,814
Total	**120,587,507**	**13,460,383**	**79,194,505**	**24,392,689**

(*) Transactions with Tofaş Oto are for the period between January 1 – May 15, 2001.

5. (CONTINUED)

		December 31, 2002			December31, 2001		
		Foreign Currency (Thousand)			Foreign Currency (Thousand)		
Foreign Purchases		**Material**	**Fixed Asset**	**Service**	**Material**	**Fixed Asset**	**Service**
Fiat Auto S.p.A.(*)	**EURO**	380,339	872	15,307	385,785	48	328
	USD	-	-	-	1,026	5	-
	ITL	-	-	-	5,000	-	-
Kofisa Trading S.A	**EURO**	1,770	-	77	2,128	-	-
	USD	-	-	100	-	-	-
	ITL	-	-	-	156,405	-	-
	DEM	-	-	-	4,011	-	-
Other	**EURO**	534	-	2,940	225	62	816
	USD	57	-	-	6	-	-
	ITL	-	-	-	1,189,557	6,153,347	-
	FRF	-	-	-	1,373	-	-
Total	**EURO**	382,643	872	18,324	388,138	110	1,144
	USD	57	-	100	1,032	5	-
	ITL	-	-	-	1,350,962	6,153,347	-
	DEM	-	-	-	4,011	-	-
	FRF	-	-	-	1,373	-	-

(*) The capitalized technical services and license fees are not included.

6. Total of Interest, Rent and Equivalents Expenses Paid and Received from Shareholders, Affiliates, Subsidiaries and Related Parties:-

DECEMBER 31, 2002
INTEREST, RENT AND EQUIVALENTS RECEIVED

Title	Shareholder, Participation, Group	Type	Amount (TL Million)	Percentage In the Total (%)
Matay A.Ş.	Group Company	Spare Part Warehouse Rent	16,408	1
Koratrade MTMC Ltd.	Group Company	Interest On Time Deposits	518,642	3
Koçbank A.Ş.	Group Company	Interest On Time Deposits	4,761,198	25
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (**)	Group Company	Loan Interest	827,440	32
Koç Fiat Kredi Tüketici Finansmanı A.Ş.	Group Company	Office Rent	24,000	-
Powertrain Mak. San. Ve Tic. Ltd. Şti.	Group Company	Building Rent	1,546,420	94
Birmot A.Ş.	Group Company	Building Rent	15,504	1
Birmot A.Ş.	Group Company	Due Date Difference	1,661,784	32

INTEREST, RENT AND EQUIVALENTS PAID

Title	Shareholder, Participation, Group	Type	Amount (TL Million)	Percentage In the Total (%)
Bos Birleşik Oksijen Sanayi A.Ş.	Group Company	Tank Rent	11,858	5
Koç Holding A.Ş.	Shareholder	Office Rent	120,000	47

6. (CONTINUED)

DECEMBER 31, 2001
INTEREST, RENT AND EQUIVALENTS RECEIVED

Title	Shareholder, Participation, Group	Type	Amount (Million TL)	Percentage In the Total (%)
Tofaş Oto Ticaret A.Ş.(*).	Group Company	Spare Part Warehouse Rent	75,692	-
Koratrade MTMC Ltd.	Group Company	Interest on Time Deposits	9,195,262	41
Koçbank A.Ş.	Group Company	Interest on Time Deposits	9,261,998	42
Koçbank A.Ş.	Group Company	Gain on Sale of Marketable Securities	8,581,915	99
Koç Fiat Kredi Tüketici Finansmanı A.Ş.(**)	Group Company	Loan Interest	2,531,796	14
Powertrain Mak.San. ve Tic.Ltd.Şti.	Group Company	Building Rent	640,958	3

(*) Transactions with Tofaş Oto Ticaret A.Ş. are for the period between January 1 – May 15, 2001

(**) Koç Fiat Kredi Tüketici Finansmanı A.Ş. provides financing services to the final customers in sales realized through the dealers network of the Company. As of December 31, 2002 and 2001 the Company has taken over the payables of Koç Fiat Kredi Tüketici Finansmanı A.Ş. to the dealers to be netted off from the receivables of the Company from the dealers. In 2002 the Company has charged interest amounting to TL 827,440 million to Koç Fiat Tüketici Tüketici Finansmanı A.Ş.(2001- TL 2,531,796 million)

INTEREST, RENT AND EQUIVALENTS PAID

Title	Shareholder, Participation, Group	Type	Amount (Million TL)	Percentage In the Total (%)
Bos Birleşik Oksijen Sanayi A.Ş.	Group Company	Tank rent	7,659	-
Koç Holding A.Ş.	Shareholder	Hung Floor	45,500	-

7. Salaries and Benefits Provided to Top Management: -

Salaries paid to top management for 20 people (2001-21 people) amounted to TL 3,006,058 million (2001 – TL 3,006,316 million).

8. Depreciation Methods Used and Any Differences Due to the Changes in the Calculation of Depreciation:

Please see Note 11(d) to the balance sheets.

9. Inventory Costing System and Procedures: -

The method applied to inventory costing is explained in Note 11(b) to the balance sheets.

10. Reasons for Not Performing Full or Partial Physical Stock Takings: -

Stock takings had been performed as of December 31, 2002 and 2001.

11. Product, Scrap or Service Sales that exceed 20 % of Gross Sales: -

None.

12. Sales Incentives and Subsidies: -

None.

13. Income and Expenses Related to Prior Period and Explanation about the Sources: -

Prior Period Income and Gains

Source	2002 TL Million	2001 TL Million
Fiat Auto S.P.A. 2000 price difference	-	523,625
Fiat – GM integration invoice cancellation	185,145	-
Supplier unit cost discount	-	14,756
Reysaj 2001 transportation cost	16,484	-
Other	4,768	-
	206,397	538,381

13.(CONTINUED)

Prior Period Expenses and Losses

Source	2002 TL Million	2001 TL Million
Hema labor force loss return	148,119	-
Powertrain indirect material price difference	53,178	-
Sachs Beldesan 2001 return invoice	22,362	-
Mako climatic room test fee return	16,189	-
Plastiform labor force loss return	6,201	-
Hema price difference invoice	5,787	-
Fiat Doblo Conguaglio 2000 price difference	-	278,675
Return of Plastaş labor force return	-	11,167
Cancellation of Mako invoices	-	5,773
Bemsa labor value	-	5,068
Other	11,374	15,551
	263,210	316,234

14. Net Income and Dividends Per Share to be Deployed Separately for Common and Preferred Stocks: -

These items has not been calculated since the Company's operations generated loss as of December 31, 2002 and 2001.

15. Changes in the Production Amounts in Each Production Group: -

Changes in the Company's production amounts within the period are as follows:

Model / Series	Measure	2002	2001	Variance (%)
Bird series	Unit	387	3,457	-89
Palio/Palio SW	Unit	4,085	11,818	-65
Siena	Unit	-	2,017	-
Albea	Unit	6,406	-	-
Marea	Unit	990	629	57
Brava	Unit	430	192	124
Doblo	Unit	89,558	92,287	-3
Disassembled CKD cars	Unit	6,480	6,960	-7
Total	**Unit**	108,336	117,360	-8

16. Changes in the Sales Amounts in Each Main Sales Group:-

Changes in the Company's sales amounts within the period are as follows:

Model / Series	Measure	2002	2001	Variance (%)
Bird series	Unit	741	3,864	-81
Tempra/Tipo	Unit	-	1	-
Uno	Unit	-	1	-
Palio/Palio SW	Unit	4,596	12,246	-62
Siena	Unit	44	2,384	-98
Albea	Unit	6,386	-	-
Marea	Unit	1,232	1,164	6
Brava	Unit	532	643	-17
Bravo	Unit	13	60	-78
Scudo	Unit	177	231	-23
Ducato	Unit	801	411	95
Doblo	Unit	89,872	92,476	-3
Alfa Romeo	Unit	273	27	911
Coupe	Unit	-	1	-
Disassembled CKD cars	Unit	6,480	6,960	-7
Total	**Unit**	**111,147**	**120,469**	**-8**

APPENDIX - 1

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH - SEE BALANCE SHEET NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
STATEMENTS OF FUND FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Currency – Millions of Turkish lira)

	CURRENT PERIOD			PRIOR PERIOD		
	2002			2001		
SOURCES			200,065,958			364,076,027
1- SOURCES FROM OPERATING PROFIT		-			-	
a) Operating profit	-			-		
b) Depreciation and amortization (+)	-			-		
c) Expenses not requiring fund outflow(+)	-			-		
d) Income not providing fund inflow(-)	-			-		
2 - SOURCES FROM EXTRAORDINARY INCOME		593,487			23,253,391	
a) Extraordinary income	593,487			23,253,391		
3- INCREASE IN CURRENT LIABILITIES		141,284,716			227,895,219	
4- INCREASE IN LONG-TERM LIABILITIES		58,187,755			112,927,417	
5- INCREASE IN CAPITAL		-			-	
6-DECREASE IN CURRENT ASSETS		-			-	
7- SHARE CAPITAL PREMIUM		-			-	
ISES OF SOURCES			200,065,958			364,076,027
i- SOURCE USAGE DUE TO OPERATING LOSSES		(123,445,306)			(84,425,539)	
:) Operating loss	18,723,725			14,501,367		
ı) Depreciation (+)	100,347,919			72,173,569		
:) Expenses not requiring fund outflow(+)	41,821,112			31,473,182		
') Income not providing fund inflow(-)	-			4,719,845		
- SOURCE USAGE DUE TO EXTRAORDINARY LOSSES		293,490			2,347,787	
) Extraordinary loss (-)	293,490			5,511,572		
) Depreciation (+)	-			3,163,785		
) Income not providing fund inflow(+)	-			-		
- TAXES AND SIMILAR CHARGES PAID		3,839,297			-	
DIVIDENDS PAID		-			-	
INCREASE IN CURRENT ASSETS		157,981,103			262,997,238	
INCREASE IN NON-CURRENT ASSETS (Excluding revaluation surplus)		161,397,374			183,156,541	
DECREASE IN LONG TERM BORROWINGS		-			-	
IANGE IN NET WORKING CAPITAL						
INCREASE IN NET WORKING CAPITAL		3,473,103			21,567,508	
DECREASE IN NET WORKING CAPITAL		-			-	

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH - SEE BALANCE SHEET NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Currency – Millions of Turkish lira)

	CURRENT PERIOD			PRIOR PERIOD		
	2002			2001		
ASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR			67,774,297			42,831,070
CASH INFLOW IN THE YEAR			1,593,577,576			1,226,107,026
1-CASH INFLOW FROM SALES		1,438,487,092			917,397,383	
a)Net Sales	1,525,956,165			1,102,784,239		
b)Increase in receivables (related with sales) (-)	87,428,051			185,386,856		
c)Decrease in receivables (related with sales)				-		
d)Sales not requiring cash inflow (-)	41,022					
2-CASH INFLOW FROM INCOME AND GAINS FROM OTHER OPERATING ACTIVITIES		55,966,039			115,653,289	
a)Other income and gains from other operating activities	75,084,809			116,298,257		
b)Incomes not requiring cash inflow (-)	19,118,770			644,968		
3-CASH INFLOW FROM EXTRAORDINARY INCOME AND GAINS		593,487			23,253,391	
a)Extraordinary income	593,487			23,253,391		
b)Income not requiring cash inflow (-)	-			-		
4-INCREASE IN CURRENT LIABILITIES (Not related with purchases)		35,506,457			54,783,408	
a)Installments of long term borrowings	33,838,875			23,878,959		
b)Bank Loans	-			30,904,449		
c)Other Increases (+)	1,667,582			-		
5-INCREASE IN LONG-TERM LIABILITIES (Not related with purchases)		58,187,755			112,927,417	
a)Increase in long-term borrowings	58,187,755			112,927,417		
b)Other Increases (+)	-			-		
3-CASH GENERATED FROM CAPITAL INCREASE		-			-	
/-OTHER CASH INFLOW		4,836,746			2,092,138	
ASH OUTFLOW IN THE YEAR			1,526,078,552			1,201,163,799
CASH OUTFLOW FROM COST OF PRODUCTION		1,141,737,930			740,434,644	
a)Cost of sales	1,379,508,142			953,192,454		
b)Increase in inventories	1,345,491			28,448,975		
c)Decrease in trade payables (Related to purchases)	-			-		
d)Increase in trade payables (Related to purchases) (-)	135,420,797			170,964,299		
e)Depreciation and expenses not requiring cash outflow (-)	103,694,906			70,242,486		
f)Decrease in inventories (-)	-			-		
CASH OUTFLOW FROM OPERATING ACTIVITIES		100,104,253			76,416,949	
a)Research and development expenses	11,227,437			17,030,618		
b)Marketing, selling and distribution expenses	71,829,089			39,269,816		
c)General and administrative expenses	66,048,919			51,589,697		
d)Expenses not requiring cash outflow (-)	49,001,192			31,473,182		
ASH OUTFLOW FROM OTHER OPERATING ACTIVITIES		63,741,317			137,058,292	
)Expenses and losses from other operating activities	63,741,317			137,108,005		
)Expenses and losses not requiring cash outflow(-)	-			49,713		
ASH OUTFLOW FROM FINANCIAL EXPENSES		27,409,795			35,393,273	
ASH OUTFLOW FROM EXTRAORDINARY EXPENSES AND LOSSES		293,490			2,347,787	
)Extraordinary expenses and losses	293,490			5,511,572		
)Losses not requiring cash outflow (-)	-			3,163,785		
SH OUTFLOW FROM FIXED ASSET PURCHASES		161,397,374			183,156,541	
CREASE IN SHORT-TERM DEBTS (Not related with purchases)		10,139,257			-	
Decrease in short-term loans	10,139,257			-		
Other payments	-			-		
CREASE IN LONG-TERM DEBTS (Not related with purchases)		-			-	
ecrease in long-term loans	-			-		
XES AND SIMILAR CHARGES PAID		3,839,297			-	
VIDENDS PAID		-			-	
HER CASH OUTFLOW		17,415,839			26,356,313	
AND EQUIVALENTS AT THE END OF YEAR			135,273,321			67,774,297
ASE/(DECREASE) IN CASH AND CASH EQUIVALENTS			67,499,024			24,943,227

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH - SEE BALANCE SHEET NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
STATEMENTS OF COST OF SALES FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(Currency -- Millions of Turkish lira)

	CURRENT PERIOD		PRIOR PERIOD	
	2002		2001	
PRODUCTION OPERATION				
A - DIRECT RAW MATERIALS AND SUPPLIES COSTS		1,084,390,442		776,778,133
B - DIRECT LABOR EXPENSES		28,373,781		18,776,044
C - GENERAL PRODUCTION EXPENSES		177,568,158		118,980,711
D - WORK-IN-PROCESS USAGE		(3,877,410)		(3,654,904)
1- Beginning Inventory (+)	13,549,904		9,895,000	
2- Ending Inventory(-)	(17,427,314)		(13,549,904)	
COST OF PRODUCTION		1,286,454,971		910,879,984
E - CHANGE IN THE FINISHED GOODS		5,550,871		(740,006)
1 - Beginning Finished Goods Inventory (+)	9,869,861		9,129,855	
2 - Ending Finished Goods Inventory (-)	(4,318,990)		(9,869,861)	
I. COST OF GOODS SOLD		1,292,005,842		910,139,978
TRADE OPERATION				
A - Beginning Trade Goods Inventory (+)		16,697,807		19,170,462
B - Purchases(+)		87,033,944		40,579,821
C - Ending Trade Goods Inventory (-)		(16,299,451)		(16,697,807)
II. COST OF TRADE GOODS		87,502,300		43,052,476
COST OF SALES		**1,379,508,142**		**953,192,454**

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH - SEE BALANCE SHEET NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
COMPERATIVE PROFIT APPROPRIATION OFFER FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Currency -- Millions of Turkish lira)

	CURRENT PERIOD		PRIOR PERIOD	
	2002		2001	
A - APPROPRIATION OF PROFIT FOR THE YEAR				
1 - PROFIT FOR THE YEAR		(18,423,728)		3,240,452
2 - ACCUMULATED DEFICIT		-		-
3 - TAXES TO BE PAID		(959,812)		(3,839,297)
- Corporation Tax	-		-	
- Income Tax Withholding	(872,556)		(3,490,270)	
- Other Taxes and Similar Charges	(87,256)		(349,027)	
4 - INVESTMENT FINANCING FUND DIFFERENCE				-
5 - LEGAL RESERVES				-
NET CURRENT YEAR PROFIT TO BE DISTRIBUTED		-		-
6 - FIRST DIVIDEND TO SHAREHOLDERS		-		-
- To Ordinary Shareholders	-		-	
7 - SECOND DIVIDEND TO SHAREHOLDERS		-		-
- To Ordinary Shareholders	-		-	
8 - SECOND LEGAL RESERVE		-		-
EXTRAORDINARY RESERVE		-		-
B - PROFIT PER SHARE (TL / %)				
2 0 0 1				
1 - TO ORDINARY SHAREHOLDERS				
- 170,412,875,000 shares of TL 1,000		-		-
2 0 0 2				
1 - TO ORDINARY SHAREHOLDERS				
- 170,412,875,000 shares of TL 1,000				
C - DIVIDENDS PER SHARE (TL / %)		-		-
2 0 0 1				
1 - TO ORDINARY SHAREHOLDERS				
- 170,412,875,000 shares of TL 1,000		-		-
2 0 0 2				
1 - TO ORDINARY SHAREHOLDERS				
- 170,412,875,000 shares of TL 1,000		-		-